Dry Bar Unscripted, Inc.
Balance Sheet
As of December 31, 2025

	Year Ended		Change	
	12/31/2025	**12/31/2024**	**Change**	**% Change**
Total Bank Accounts	$1,160	$30,359	($29,199)	(96.2%)
Total Other Current Assets	(159)	(159)	0	0.0%
Total Current Assets	1,002	30,200	(29,199)	(96.7%)
Total 1300 Fixed Assets	60,999	60,999	0	0.0%
1390 Accumulated Depreciation	(33,013)	(6,543)	(26,470)	(404.6%)
Total Fixed Assets	27,986	54,456	(26,470)	(48.6%)
Total 1500 Capitalized Production Costs	0	2,000	(2,000)	(100.0%)
Total Other Assets	0	2,000	(2,000)	(100.0%)
TOTAL ASSETS	28,987	86,656	(57,669)	(66.5%)
Total Accounts Payable	0	44,112	(44,112)	(100.0%)
Credit Cards				
2201 Visa Business Rewards (8599)	0	0	0	
2202 Visa Platinum Rewards (0508)	0	0	0	
Total Credit Cards	0	0	0	
Total Current Liabilities	0	44,112	(44,112)	(100.0%)
Total Long-Term Liabilities	0	0	0	
Total Liabilities	0	44,112	(44,112)	(100.0%)
Total Equity	28,987	42,545	(13,557)	(31.9%)
TOTAL LIABILITIES AND EQUITY	$28,987	$86,656	($57,669)	(66.5%)

Dry Bar Unscripted, Inc.
Profit and Loss
January - December 2025

	Year		Change	
	2025	**2024**	**$**	**%**
Income	0	0	0	
Total Income	0	0	0	
Gross Profit	0	0	0	
Total Expenses	(40,904)	682,671	(723,575)	N/A
Net Operating Income / (Loss)	40,904	(682,671)	723,575	N/A
Net Other Income / (Loss)	(56,469)	935	(57,405)	N/A
Net Income / (Loss)	($15,566)	($681,736)	$666,171	97.7%

Thursday, Apr 30, 2026 01:16:48 PM GMT-7 - Accrual Basis